FLAMEL TECHNOLOGIES S.A.

EXHIBIT 99.3

Flamel Technologies Announces Fourth Quarter and Year-End Results; Fourth Quarter Results Show
Profit of $0.28 per Diluted Share on License and Research Revenue Growth

Lyon, France, March 11, 2005 Flamel Technologies (NASDAQ: FLML) today announced its financial results for the fourth quarter and year ended December 31, 2004.

Flamel’s Fourth Quarter Results

Flamel reported net income of $6.5 million ($0.28 per diluted share) for the fourth quarter of 2004, versus a gain of $1.7 million ($0.07 per diluted share) in the fourth quarter a year ago.

Total revenues for the fourth quarter 2004 were $18.7 million versus $11.3 million in the year ago period. License and research revenue totaled $17.8 million during the quarter, compared to $10.5 million in 2003. License and research revenue recognized during the quarter included revenues from GlaxoSmithKline and TAP Pharmaceuticals, as well as the accelerated amortization of the upfront payment received from Bristol-Myers Squibb for the Basulin® license. Product sales and services during the fourth quarter of 2004 were $0.8 million versus $0.6 million last year.

Expenses during the quarter grew to approximately $13.7 million in the period, up from $9.8 million in the fourth quarter of 2003. Expenses increased as a result of initiation of clinical trials on Flamel’s formulations of Interferon alpha and Interleukin-2, as well as formulation and development activities applying Flamel’s technology platforms to additional drugs. Reported expenses also increased due to the increase in value of the Euro versus the US dollar in the twelve-month period. The fourth quarter results include charges which respect to withholding tax and interest income which have application across all four quarters.

Flamel’s 2004 Annual Results

For the calendar year 2004, Flamel reported that its operating revenue grew to $55.4 million, compared to $25.2 million in 2003. License and research revenue grew by 143%, increasing to $50.9 million in 2004 from approximately $21 million in 2003. License and research revenue in 2004 included revenues from TAP, Bristol Myers, Biovail, GlaxoSmithKline, Merck, and Servier as well as from others. The agreements with Bristol-Myers and Biovail are now terminated. A portion of the increase in license and research revenue resulted from the accelerated amortization of $12.8 million, beginning September 16th 2004, of the $20 million upfront payment made to Flamel by Bristol-Myers Squibb in October 2003. Product sales and services for the year 2004 increased to $3.8 million versus approximately $3.4 million in the year 2003.

Expenses in 2004 increased to $46.6 million from $29.9 million in 2003. The increase was largely in research and development expenses concerning the formulation of additional drugs using our technologies, particularly Interferon-alpha and Interleukin-2.

The company reported a net gain for the year 2004 of $12.0 million, or $0.51 per diluted share, as compared with a loss of approximately ($3.5 million), or ($0.20) per share for the year 2003.

Flamel’s cash on hand at year-end 2004 was $105 million, compared to $109 million at the end of 2003.

Stephen Willard, chief financial officer of Flamel Technologies, noted: “Flamel has maintained its strong balance sheet in 2004, while making significant progress in the development of products. Our results in the fourth quarter of 2004 were largely the result of accelerated amortization of the remaining portion of the $20 million upfront licensing fee received from Bristol Myers in 2003. More importantly, we were able to develop our internal pipeline throughout the year and make significant investment in people, plant and equipment, while maintaining over $100 million in cash on the balance sheet.”

Dr. Gerard Soula, founder, president and CEO of Flamel, said: “The year 2004 was a very positive one for Flamel and its team. We initiated two new clinical trials for the Medusa®-enabled formulations of Interferon-alpha and Interleukin-2 in Hepatitis C and renal cancer, respectively. Both of these formulations could have even wider applicability if we are successful in lowering their side-effect profiles. Our ongoing work with TAP Pharmaceuticals on an improved formulation of lansoprazole continues to progress smoothly. We are excited about the prospects for the partnership we have with GlaxoSmithKline in the development of an improved formulation of one of their already-marketed products. In December of last year, we signed a supply agreement with GSK whereby we will be provided with equipment to produce this formulation at no cost to us. This equipment is being installed at our plant in Pessac. I am pleased to enter 2005 with a strong financial position, excellent partners and a rich pipeline. Our strategy remains to work aggressively to obtain partnerships for the other products in our pipeline.”

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver therapeutic proteins. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2003.

CONTACT: Flamel Technologies S.A.
Gerard Soula, (33) 4-72-78-34-34 Fax: (33) 4-72-78-34-35 Email: Soula@flamel.com or Stephen H. Willard, 202-862-3993 Fax: 202-862-3933 Email: Willard@flamel.com or Charles Marlio, 202-862-8535 Fax: 202-862-3933 Email: marlio@flamel.com

Schedule Attached

Condensed Consolidated Statement of Operations (unaudited)

Amounts in thousands of dollars (except share data)

	Three months ended		Twelve months ended
	Dec 31,		Dec 31,
	2003	2004	2003	2004
Revenue :
License and research revenue	$10,474	$17,794	$20,978	$50,893
Product sales and services	611	762	3,411	3,755
Other revenue	184	162	778	762

Total revenue	11,269	18,718	25,167	55,410

Costs and expenses:
Cost of goods and services sold	(982)	(973)	(3,676)	(3,602)
Research and development	(6,709)	(10,913)	(20,223)	(35,359)
Selling, general and administrative	(1,796)	(1,676)	(5,614)	(5,996)
Stock compensation expense	(339)	(137)	(353)	(1,618)

Total costs and expenses	(9,826)	(13,699)	(29,866)	(46,575)

Profit (loss) from operations	1,443	5,019	(4,699)	8,835
Other income	129	(1,290)	1,128	(982)
Interest income (expense), net	386	(1,278)	593	133
Foreign exchange gain (loss)	(783)	(273)	(1,019)	(243)

Income, (loss) before income taxes	1,175	2,178	(3,997)	7,743

Income tax benefit	524	4,306	503	4,283

Net gain (loss)	$1,699	$6,484	$(3,494)	$12,026

Earnings (loss) per share:
Basic earnings (loss) per ordinary share	$0.08	$0.30	$(0.20)	$0.56
Diluted earnings (loss) per share	$0.07	$0.28	$(0.20)	$0.51

Weighted average number of shares outstanding (in thousands):
Basic	21,204	21,752	17,762	21,513
Diluted	23,370	23,531	17,762	23,559